UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2022

Woodside Energy Group Ltd

(Translation of Registrant’s Name into English)

001-41404

(Commission File Number)

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933.

EXHIBIT INDEX

99.1	A copy of the registrant’s ASX Announcement dated November 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2022

WOODSIDE ENERGY GROUP LTD

By:	/s/ Warren Baillie
Warren Baillie
Corporate Secretary